Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-267031

Prospectus Supplement No. 4

(To Prospectus dated October 17, 2022)

43,414,721 SHARES OF COMMON STOCK

OF

AKILI, INC.

This prospectus supplement updates, amends and supplements the prospectus dated October 17, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267031). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with specified information contained or incorporated by reference in our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 12, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Akili, Inc.’s common stock is quoted on the Nasdaq Capital Market under the symbol “AKLI.” On January 11, 2023, the closing price of our common stock was $1.55.

INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 17 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 12, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

January 12, 2023 (January 11, 2023)

Akili, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40558	98-1586159
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

125 Broad Street, Fifth Floor, Boston MA	02110
(Address of Principal Executive Offices)	(Zip Code)

(617) 456-0597

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e- 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	AKLI	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.05	Costs Associated with Exit or Disposal Activities.

On January 11, 2023, the Board of Directors (the “Board”) of Akili, Inc. (the “Company”) approved an operating plan for 2023 that will result in a reduction of the Company’s operating expenses. As part of this plan, the Company’s workforce will be reduced by approximately 30% across different areas and functions in the Company. This workforce reduction was communicated to employees on January 12, 2023 and is expected to be completed by the end of the first quarter of 2023. Affected employees will be offered severance and other benefits, and the Company estimates that these severance and termination-related costs will be approximately $1.5 – $2.5 million and expects to record these charges in the first quarter of 2023. The Company also expects that payments of these costs will be made in the first quarter of 2023.

In addition, the operating plan includes a pipeline reprioritization of the Company’s preclinical and clinical development programs and further prioritization of the Company’s resources on its commercial organization and efforts.

Item 7.01	Regulation FD Disclosure.

2023 Non-GAAP Total Operating Expense Guidance

The Company expects 2023 non-GAAP total operating expenses of between $55.0 – $60.0 million.

The information contained in this Item 7.01 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

About Non-GAAP Financial Measures

This Current Report on Form 8-K includes the following non-GAAP financial measure: non-GAAP total operating expenses on a projected basis. The Company derives this non-GAAP financial measure by excluding certain expenses and other items from the GAAP financial measure that is most directly comparable to the non-GAAP financial measure. Specifically, the projected non-GAAP total operating expenses financial measure excludes stock-based compensation expense. The Company’s management believes that this non-GAAP financial measure is useful to both management and investors in analyzing its ongoing business and operating performance. Management does not intend the presentation of this non-GAAP financial measure to be considered in isolation or as a substitute for results prepared in accordance with GAAP, but as a complement to provide greater transparency. In addition, this non-GAAP financial measure may differ from similarly named measures used by other companies. A quantitative reconciliation of projected non-GAAP total operating expenses to projected GAAP operating expenses is not available, nor is the probable significance of such reconciling information, due to Akili’s inability to predict with reasonable certainty the amount of future stock-based compensation expense at this time.

Item 8.01	Other Information.

On January 12, 2023, the Company’s chief executive officer sent an email to all Company employees with a business update, which included information regarding the approved workforce reduction as part of the Company’s 2023 operating plan. A copy of the email is attached as Exhibit 99.1 to this Current Report on Form 8-K.

In addition, the Company is providing the below business updates to its previously-disclosed pipeline programs and cash runway.

Pipeline and Business Updates

As shown in the updated pipeline chart included below, there are several updates to the Company’s pipeline as part of the Company’s recently approved 2023 operating plan, and these updates are briefly summarized below.

•

Pivotal Trial of EndeavorRx (AKL-T01) in Adolescents Ages 13-17 with ADHD (listed above in the pipeline chart as “Pediatric ADHD 13-17 y/o (U.S.)”): As disclosed on January 5, 2023, the Company announced topline results of this STARS-ADHD-Adolescents label expansion trial evaluating the efficacy and safety of EndeavorRx (AKL-T01) in adolescents ages 13-17 with attention-deficit/hyperactivity disorder (ADHD), with the trial meeting its primary endpoint and showing statistically-significant improvement in a number of other symptom outcomes. In addition, the Company announced that it plans to use this study data in its regulatory submission to the FDA in 2023 to seek an expanded label for EndeavorRx and plans to present full data from this study at a future medical meeting.

•

Pivotal Trial of EndeavorRx (AKL-T01) in Adults Ages 18+ with ADHD (listed above in the pipeline chart as “Adult ADHD 18+ y/o (U.S.)”): As previously disclosed during the Company’s earnings call on November 10, 2022, the Company had announced that enrollment of patients in the pivotal trial of EndeavorRx (AKL-T01) in adults with ADHD had been progressing more slowly than anticipated and that it was evaluating potential adjustments. As disclosed on January 5, 2023, based on the clinical data from the pivotal trial in adolescents and the Company’s desire to maximize capital efficiency, the Company has stopped recruitment of this adult study with 224 patients enrolled in order to analyze the trial data ahead of schedule.

•

Indications beyond ADHD. The Company has development programs using the Selective Stimulus Management Engine (SSME™) technology to address attention/cognitive functioning beyond ADHD, as shown in the above pipeline chart. The Company previously stated that it would not be allocating funds to progress these programs beyond the stated milestones at the current time. For the indications with published clinical study data (Autism Spectrum Disorder (ASD), Multiple Sclerosis (MS), and Major Depressive Disorder (MDD)), the Company held the ASD FDA Q-Sub meeting in October 2022, but no longer intends to hold similar individual Q-Sub meetings for MS and MDD, in order to conserve capital and focus. Similarly, the cognitive monitoring program, which had previously been slated for initiation of a trial in 2023 or beyond, will not be directly funded in the current operating plan. However, the Company will continue investigator-initiated research in these above and related indications and programs outside of ADHD and is assessing various potential ways to efficiently progress indications and programs outside of the core operating plan, including via partnering. Finally, the two COVID Fog trials of the Company’s technology being conducted by outside academic research institutions are still slated to be analyzed in, and the Company expects to be able to share topline data in, the first half of 2023.

Cash Runway Update

The Company now expects to be able to fund its operating expenses and capital expenditure requirements into the first quarter of 2025.

The Company’s estimates in this Item 8.01 of its ability to fund operations and capital expenditures and above in Item 7.01 of its projected non-GAAP total operating expenses are preliminary and unaudited, represent management estimates as of the date of this Current Report on Form 8-K and are subject to completion of and confirmation through the Company’s future financial closing procedures. As a result, the Company’s actual financial results may differ materially from the preliminary estimated financial information set forth above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

No.	Description of Exhibit

99.1	Akili, Inc. Chief Executive Officer Email to Employees, January 12, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward-Looking Statements

This Current Report on Form 8-K and the accompanying exhibit contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements in this Current Report on Form 8-K and the accompanying exhibit related to: the Company’s 2023 budget and operating plan and related workforce reduction; the Company’s vision for EndeavorRx and plans to further prioritize resources on its commercial organization and commercialization efforts; updates to the Company’s plans for its pipeline of digital therapeutics products and product candidates in ADHD and other indications and patient populations; the Company’s expectation that its existing cash, cash equivalents, and short-term investments will be sufficient to fund the Company’s operating expenses and capital expenditure requirements into the first quarter of 2025; and the Company’s projections for 2023 non-GAAP total operating expenses. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, risks and uncertainties related to: the Company’s ability to successfully further commercialize EndeavorRx; the Company’s ability to successfully create, and navigate, a new category of medicine and to achieve broad adoption of digital therapeutics among healthcare providers, caregivers, and patients; the Company’s ability to obtain and maintain adequate coverage and reimbursement for its digital therapeutics; the Company’s ability to continue to advance its clinical development pipeline; the Company’s ability to defend its intellectual property and satisfy various FDA and other regulatory requirements in and outside of the United States; the impact of the COVID-19 pandemic on its business; the risk of downturns and a changing regulatory landscape in the highly competitive industry in which the Company operates; the timing and results expected from the Company’s and its partners’ clinical trials and its reliance on third parties for certain aspects of its business; the Company’s ability to accurately estimate expenses, capital requirements, and needs for additional financing; and other risks identified in the Company’s current filings and any subsequent filings made with the Securities and Exchange Commission (SEC). The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof and should not be relied upon as representing the Company’s views as of any subsequent date. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Akili, Inc.

By:	/s/ Santosh Shanbhag
Name:	Santosh Shanbhag
Title:	Chief Financial Officer

Date: January 12, 2023

Exhibit 99.1

CEO EMAIL TO EMPLOYEES

Subject: Important Business Update

Email copy:

Dear Akilians,

I’m writing to notify you of a necessary but difficult decision. Coming out of our recent scenario planning, we are updating our operating and expense model. As part of this, we are reducing the size of the Akili team by approximately 30%, parting ways with 46 colleagues and friends.

There’s no easy way to communicate this decision to those whose jobs have been impacted. In an effort to minimize anxiety and waiting, everyone will receive an email in the next 15 minutes, letting you know the status of your role. If you are among those impacted, you will also receive an invitation to a Zoom meeting later today where we will share the details of your transition and separation package.

I recognize the effect that this has on people’s lives, so please know that this decision was not made lightly. Before I describe more details on this action, I’d like to give some context and answer a few questions that may be on your mind.

Why are we doing this?

In recent months, the economic environment has dramatically shifted. As a result, there is pressure on all companies (no matter where they are in their stage of growth) to be extremely lean and operate as efficiently as possible toward profitable growth. While EndeavorRx is gaining traction, we still must reduce our spending in response to the new realities of the world around us.

To allow Akili to be as independent as possible from the current economic environment, I believe it is imperative for Akili to extend our runway to be able to push towards our vision of making EndeavorRx—and by extension, cognitive treatment—part of mainstream medical care. That means, we need to reduce our operating “footprint” to a more sustainable level. To achieve this, we are reducing both internal and external spending as we seek to establish a sustainable operating model and put us on a path to profitability.

As difficult as this decision is, it is the right thing to do for our business and all Akili shareholders, and, most importantly, we believe it best enables us to deliver on our promise to millions of patients.

Why right now?

We recognized in our recent scenario planning for the upcoming economic climate that a company reorganization was necessary. Once that was clear, I believe taking swift action is the only responsible path. Delaying doesn’t change the economic reality we’re living in – it simply puts the company in a worse position to achieve our goals without changing the fate of the roles that must be reduced.

As you’ve heard me say recently, at Akili we need to prioritize and quickly take action, which requires making tough decisions and taking the next best step for the business. And we need to do that as soon as possible. Our actions today will focus resources on the critical activities and roles that are necessary for our growth and success. That means a focus on EndeavorRx traction, and the key adoption, coverage, and engagement (A.C.E.) initiatives that we believe will best drive growth, and pulling back on pipeline and growth initiatives that are not necessary to drive near-term growth. I hope you can see and trust the need for vigilant prioritization right now.

For those impacted:

First, I’m sorry. I take personal and sole responsibility for how we have grown, and for being in a position where instilling more operational efficiency means a reduction of employees and roles. I also didn’t anticipate the dramatic shift in the economy. I wish that we had a more efficient footprint so that this action would be less dramatic, but the truth is that we are just not as lean as we can be, and for that I apologize.

Second, thank you. We have been fortunate at Akili to attract a team with a deep commitment to the families we’re supporting and passion for challenging the status quo. Those of you impacted today are no exception, and other companies will be fortunate to have you.

We want to support those leaving Akili as much as possible, and we are offering a severance package to help with this transition. The package will include severance payment of at least two months’ salary, plus additional compensation in recognition of employee contributions. The severance package will also extend exercise deadlines for vested stock options and help pay for any elected COBRA healthcare benefits during the length of severance. Lastly, we will make available services from a professional career and job placement company for all employees impacted.

For those remaining:

We will send an invitation shortly to a meeting this afternoon where we will talk more about what these actions mean for us as we work towards our goals. In the meantime, we appreciate your being respectful of your colleagues whose roles are being eliminated – please give them some time to process the news today and then reach out to offer your support with their transition.

While I know that it is difficult to see colleagues leave Akili, I believe this action allows us to enter 2023 with a highly focused organization built to efficiently drive growth of our flagship product and support current and future EndeavorRx families. This plan sets us up to best be able to live our new operational values: Bias to Action, Solve the Problem, and Think Like an Owner. I truly believe this is what patients would want us to do.

At Akili, we are no strangers to facing challenges as we’ve worked to change the status quo of medicine. Akilians are creative, resourceful, and resilient. I am confident that we will come out of this a stronger organization with a higher probability of success to deliver for many, many patients in need of what we create.

Thank you,

- Eddie